April 24, 2012

VIA EDGAR

Rebecca A. Marquigny, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Principal Life Insurance Company Separate Account B
Principal Life Insurance Company
Post-Effective Amendment No. 19 Under the Securities Act of 1933
Amendment No. 148 Under the Investment Company Act of 1940
File Nos. 333-116220 & 811-02091

Dear Ms. Marquigny:

This letter is in response to the comments provided by the Staff of the Securities and Exchange
Commission (the “Commission”), which were communicated in phone conversations with
Registrant on April 20 and 23, 2012, regarding Post-Effective Amendment No. 19 under the
Securities Act of 1933 (“1933 Act”) and Amendment No. 148 under the Investment Company
Act of 1940 to the registration statement filed on Form N-4 (the “Post-Effective Amendment”).
The Post-Effective Amendment was filed with the Commission on January 11, 2012 pursuant to
Rule 485(a) under the 1933 Act. A correspondence filing with an attached blackline of the
Registration Statement was filed on April 11, 2012. Capitalized terms have the same meanings given them in the Post-Effective Amendment.

Attached to this letter is a blackline draft of the prospectus (compared to the April 11, 2012 version filed with the Correspondence filing). The changes in response to the Staff comments in the attached blackline draft will be made by the Registrant in a post-effective amendment to the registration statement that will be filed with the Commission pursuant to Rule 485(a) under the
1933 Act.

Registrant represents that all material changes have been made to the prospectus, including those related to same-sex marriage or civil unions.

Mr. Jeffrey Pierick
April 24, 2012

* * *

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (515) 362-2384 with any questions or comments.

Sincerely,

/s/ Jeffrey M. Pierick

Jeffrey M. Pierick
Counsel - Law Department
Principal Financial Group
S-006-W86
711 High Street
Des Moines, IA 50392
Direct (515) 362-2384
FAX (866) 496-6527
pierick.jeff@principal.com

JMP/kcr
Enclosure